December 20, 2013

Securities and Exchange Commission
Division of Corporate Finance
100 F Street NE
Mail Stop 3561
Washington, DC  20549

Attn: Katherine Hsu, Esq. & Arthur Sandel, Esq.

Re:	SLM Funding LLC
SLM Education Credit Funding LLC
Registration Statement on Form S-3
Originally Filed on August 30, 2013
File Nos. 333-190926 and 333-190926-01

Dear Ms. Hsu and Mr. Sandel:

On August 30, 2013 (the “Initial Submission Date”), our clients, SLM Funding LLC and SLM Education Credit Funding LLC (together, the “Companies”) delivered to your department of the Securities and Exchange Commission (the “Commission”) a Registration Statement on Form S-3 (the “Original Registration Statement”), including representative forms of prospectus supplements for use in offering a series of asset-backed notes, including re-offerings of certain previously issued classes of auction rate notes (the “Prospectus Supplements”), a base prospectus (the “Base Prospectus,” and together with Prospectus Supplements, the “Prospectus”) and certain exhibits (the “Exhibits” and, together with Prospectus, the “Documents”).  On September 26, 2013, we received a letter containing your comments (the “Comments”) to the Documents.  Submitted below, on behalf of the Companies, are the Companies’ responses (the “Responses”) to the Comments.

For your convenience, the Responses have been placed in the order in which the Comments were presented and the text of each Comment is presented in bold italics before each Response.  Some Responses include references to page numbers within the Prospectus Supplements and the Base Prospectus; all page references in this letter are to the versions of the

Documents filed today as Amendment No. 1 to the Original Registration Statement (the “Registration Statement”), provided to you herewith.

______________________________________________

Registration Statement on Form S-3

General

1.
Comment:  Please note that our comments to the base prospectus and/or any prospectus supplement should be applied universally, if applicable. Accordingly, if comments issued for one document apply to any other, make conforming revisions as appropriate. Please confirm to us in your response that you will comply with this instruction and indicate in your response the page numbers of where related revisions are made in the respective documents, as applicable.

Response:  We hereby confirm, on behalf of the Companies, that conforming revisions made in response to the Comments to one Document have been made in all applicable Documents.  Elsewhere in these Responses we have indicated the page numbers where such revisions are made, as applicable.

Cover Page - Calculation of Registration Fee

2.
Comment:  Multiple issuers of securities on an unallocated shelf registration statement must allocate the amount of securities registered among the issuers and the prospectus must reflect the securities being issued by each registrant, except in limited circumstances involving securities issued by a parent and a subsidiary. See Telephone Interpretation 25S available on the sec.gov web site. Please revise the table and footnotes to indicate the amount of securities to be issued by each registrant.

Response: We have revised the table on the cover to the Registration Statement to reflect that each of the Companies will have an allocated amount of registered securities.  We will fill in the final Dollar amounts to be registered for each registrant as part of a subsequent amendment to the Registration Statement and prior to any request for acceleration of effectiveness.

Prospectus Supplement Related to the Re-Offering of Certain Outstanding Classes of Previously Registered Auction-Rate Notes

General

3.
Comment: We note that you have identified SLM Funding LLC as the “depositor” and SLM Education Credit Funding LLC as the “auction rate note depositor.” However, we also note that, in many places in the prospectus supplement, the term “depositor” seems to refer generally to the depositor of the original transaction (i.e., either SLM Funding LLC or SLM Education Credit Funding LLC, as applicable). Please revise the prospectus supplement to include SLM Education Credit Funding LLC in your definition of “depositor” or to clarify otherwise any disclosures that would apply respectively to both the depositor and the auction rate note depositor.

Response:  We respectfully direct your attention to the revised forms of Prospectus Supplement related to the re-offering of auction rate notes, where we now have provided separate forms of Prospectus Supplement for each of (i) FFELP student loan-backed notes (where SLM Funding LLC is the depositor) and (ii) private education student loan-backed notes (where either SLM Funding LLC or SLM Education Credit Funding LLC will be the applicable depositor), and have removed all references to the auction rate note depositor both in those Prospectus Supplements and the Base Prospectus.  See, e.g., the cover page of each auction rate notes re-offering Prospectus Supplement, and the cover page and pages 1 and 43 of the Base Prospectus.  Each such form of Prospectus Supplement related to a re-offering of auction-rate notes now consistently refers to either SLM Funding LLC or SLM Education Credit Funding LLC, as applicable, as the relevant “depositor.”

4.	Comment: In an appropriate place in the prospectus supplement, please provide the disclosures required by Item 1111(a)(7) and (8) of Regulation AB. Refer also to Rule 193 under the Securities Act.

Response:  We respectfully direct your attention to the revised disclosure now included in the form of Prospectus Supplement relating to the re-offering of private student loan-backed auction rate notes beginning on page S-69, and in the revised form of Prospectus Supplement related to the re-offering of FFELP student loan-backed auction rate notes beginning on page S-66, in each case under the heading “Pool Asset Review.”  No additional changes were necessary to the form of FFELP loan Prospectus

Supplement (see page S-69) and form of private education loan Prospectus Supplement (see page S-63).

Cover Page

5.
Comment:  Please describe on the cover page any credit enhancement or other support, or any derivative instruments, with respect to the transaction, and identify any enhancement or support provider or derivative counterparty referenced in Items 1114(b) and 1115 of Regulation AB, respectively. Refer to Item 1102(h) of Regulation AB.

Response:  We respectfully direct your attention to the revised cover page for each form of prospectus supplement relating to a re-offering of auction rate notes where we have added language to reflect the applicable or potential credit enhancement for the related transaction.  No changes were necessary to the cover pages of the form of FFELP loan Prospectus Supplement and the form of private education loan Prospectus Supplement.

6.
Comment:  Also, please confirm that you will file any enhancement or support agreements and agreements related to derivative instruments (including any potential future interest rate cap agreements) as exhibits. Refer to Instruction 1 to Item 1114(a) and Item 1115(a)(5) of Regulation AB, respectively.

Response:  We hereby confirm, on behalf of the Companies, that the Companies will file any enhancement or support agreements and agreements related to derivative instruments (including any potential future interest rate cap agreements) as exhibits to the requisite report on Form 8-K to be filed in connection with each take-down from the shelf.

Introduction, page i

7.
Comment:  We note your statement on page ii that this form of prospectus supplement assumes that the related underlying pool of trust student loans owned by the applicable issuing entity consists exclusively of federally guaranteed student loans. We further note your statements that (i) should an underlying pool instead consist of private education loans, you would revise and remove certain disclosure and (ii) investors should reference the form of prospectus supplement relating to private education loans for applicable sample disclosure regarding private education loans. Each prospectus supplement is considered a separate document and should contain the entirety of the disclosure applicable to it. Please refrain from cross-referencing disclosure set forth in a separate prospectus supplement and revise your disclosure in the prospectus supplement to include bracketed disclosure that may be added or removed, as applicable, in the event the underlying pool consists of private education loans. In the alternative, please provide a separate form of prospectus supplement for a re-offering of auction rate notes where the underlying pool consists of private education loans.

Response:  We respectfully direct your attention to the revised forms of Prospectus Supplement for the re-offerings of previously issued auction-rate notes, where we have now provided two separate forms to be applicable for a series of asset-backed notes collateralized by either FFELP student loans or private education student loans, as the case may be.

Summary of Parties to the Transaction, page ix

8.
Comment:  We note that your chart relates to the parties to the original transaction. Please update your chart, or provide an additional chart, with respect to the parties to the re-offering transaction.

Response:  We respectfully direct your attention to the new chart on page xii of the form of Prospectus Supplement relating to the re-offering of FFELP student loan-backed auction-rate notes and the new chart on page xiii of the form of Prospectus Supplement relating to the re-offering of private education loan-backed auction rate notes, where the current parties to the applicable transaction are set forth.  No changes were required to the other forms of Prospectus Supplements as they relate solely to new transactions.

Summary of Parties to the Transaction, page x

9.
Comment:  We note that your chart relates to the payment flows and deliveries on the original closing date. Please update your chart, or provide an additional chart, with respect to the payment flows and deliveries applicable to the closing date of the re-offering transaction.

Response:  We respectfully direct your attention to the new chart on page xii of the form of Prospectus Supplement relating to the re-offering of FFELP student loan-backed auction-rate notes and the new chart on page xiii of the form of Prospectus Supplement relating to the re-offering of private education loan-backed auction rate notes, where the re-offering closing date payment flows and deliveries are set forth.  No changes were required to the other forms of Prospectus Supplement as they relate solely to new transactions.

Summary of Note Terms, page S-1

All Notes, page S-4

10.
Comment: We note your disclosure on page S-6, and again on page S-60, regarding the potential future interest rate cap agreement. Please provide a bracketed statement that you will disclose the information required by Item 1115 of Regulation AB regarding any “potential future cap counterparty,” as applicable.

Response: We respectfully direct your attention to the statement added on pages S-6 and S-61 of the form of Prospectus Supplement related the re-offering of FFELP student loan-backed auction-rate notes, and pages S-18 and S-69 of the form of Prospectus Supplement related to the re-offering of private education student loan-backed notes, where we have made clear that should the related trust enter into a potential future interest rate cap agreement in connection with the re-offering of such auction rate notes (FFELP loans) or the trust previously entered into a swap agreement on the original closing date (private education loans), as applicable, the requisite disclosure required by Item 1115 of Regulation AB will be provided.  Please also see pages S-6 and S-60 in the form of FFELP loan Prospectus Supplement and pages S-5 and S-54 in the form of private education loan Prospectus Supplement for conforming changes.

Information About the Trust, page S-7

11.
Comment: We note your reference on page S-8 and elsewhere to “Appendix A—Federal Family Education Loan Program” in this prospectus supplement, which supersedes in its entirety Appendix A to the base prospectus. Appendix A is not attached to this prospectus supplement. Please provide.

Response:  We respectfully direct your attention to the revised form of Prospectus Supplement relating to re-offerings of auction rate notes collateralized by FFELP loans where we have removed the multiple inadvertent references to Appendix A to such Prospectus Supplement and have replaced each such reference with a proper cross-reference to Appendix A to the Base Prospectus.  No changes were required to the form of Prospectus Supplement relating to FFELP loans and Appendix A is not relevant to the forms of Prospectus Supplements relating to private education loans.

The Trust, page S-27

12.
Comment: We note your disclosure on page S-31 regarding SPE Seller, one of the sellers in the original transaction. Please provide disclosure with respect to the other seller, SLM ECFC. See Item 1110 of Regulation AB.

Response:  We respectfully direct your attention to “The Sellers - SLM Education Credit Finance Corporation” beginning on page 45 of the Base Prospectus, which provides the required disclosure regarding SLM ECFC.

Legal Matters, page S-72

13.
Comment: Here and on page B-1 of Annex B, you reference an entity called VG Funding. There is no disclosure in your registration statement regarding the identity of, or relevant information with respect to, this entity. Please provide the relevant disclosures regarding this entity, as applicable.

Response: We respectfully direct your attention to the revised form of Prospectus Supplement relating to re-offerings of auction rate notes backed by FFELP loans where we have deleted the two inadvertent references to VG Funding on page S-75 and B-1 and replaced them with references to the SPE Seller.  No references to VG Funding appear in any of the other forms of Prospectus Supplement.

Part II - Information Not Required in Prospectus

Item 17. Undertakings

14.
Comment: We note your undertaking pursuant to Item 512(l) of Regulation S-K in which you undertake that the information provided in response to Item 1105 of Regulation AB through an Internet web site is deemed to be a part of the prospectus in the registration statement. Item 312 of Regulation S-T, which permitted issuers to provide static pool information through an Internet web site, was a temporary accommodation that expired on June 30,

2012. Given the expiration of Item 312 of Regulation S-T, please delete the Item 512(l) undertaking and any other statement in the registration statement with respect to the provision of static pool information through a web site.

Response:  We respectfully direct your attention to Part II of revised Registration Statement, where we have deleted undertaking (g).

Should you have any further questions or comments please contact me at 212-705-7400 or my partner Steve Levitan at 212-705-7325.

Regards,

/s/ Reed D. Auerbach
Reed D. Auerbach

cc:	Eric Watson, Esq.
Christian Ameri, Esq.
SLM Funding LLC
SLM Education Credit Funding LLC